Exhibit 4.9

LETTER OF CREDIT REIMBURSEMENT AGREEMENT

LETTER OF CREDIT REIMBURSEMENT AGREEMENT, dated December 6, 2011 (as amended, supplemented or otherwise modified from time to time, this “Agreement”), between PACIFIC INTERNATIONAL DRILLING WEST AFRICA LIMITED (the “Applicant”), a corporation organized and existing under the laws of [Nigeria], and STANDARD CHARTERED BANK (the “Bank”), a bank organized and existing under the laws of England and Wales.

W I T N E S S E T H :

WHEREAS, from time to time, the Applicant may request the Bank, at its sole and absolute discretion, to issue one or more letters of credit (each a “Letter of Credit”) substantially in accordance with the documentary or standby letter of credit application (each an “Application”) submitted pursuant hereto,

NOW, THEREFORE, in consideration of the premises and in order to induce the Bank to issue the Letters of Credit, each of the Applicant and the Bank hereby agrees as follows:

1. Reimbursement Obligation. The Applicant will pay to the Bank, on demand in the case of sight drafts, and, in the case of time drafts, on the same day as the Bank makes payment thereunder, at the Bank’s office, in immediately available funds, the amount required to pay each Instrument plus interest thereon from the date of the Bank’s payment of such Instrument to the date of reimbursement at a rate per annum equal to the Base Rate plus 2% payable on demand. As used herein, (a) “Instrument” means any draft, receipt, acceptance, teletransmission (including but not limited to telex or cable) or other written demand for payment under any Credit; and (b) “Base Rate” shall mean the annual rate of interest most recently established by the Bank at its principal office in New York, NY as its reference rate, which reference rate may be only one, and not necessarily the lowest, of the Bank’s base rates of interest.

2. Commissions and Fees. The Applicant shall pay to the Bank such fees and commissions to be mutually agreed to in writing on or prior to the date of issuance of the Letter of Credit. Such fees and commissions shall be payable upon issuance of the Letter of Credit or such later date as shall be agreed to by the Bank and shall be non-refundable. Such fees and commissions shall be payable upon issuance of each Letter of Credit or such later date as shall be agreed to by the Bank and shall be non-refundable.

3. Amendment; No Waiver. In the event of any amendment, change or modification, with the consent of the Applicant, relevant to any Letter of Credit or any Instrument or document called for thereunder, including waiver of noncompliance of any such Instruments or documents with the terms of such Letter of Credit, this Agreement shall be binding upon Applicant with regard to each and every Letter of Credit as so amended, changed or modified, and to any action taken by the Bank or any of its correspondents relative thereto. No amendment, change, modification or waiver to which the Bank has consented shall be deemed to mean that the Bank will consent or has consented to any other or subsequent request to amend, change, modify or waive any term of any Letter of Credit or of this Agreement. The Bank shall not be deemed to have waived any of its rights hereunder, unless the Bank shall have signed such waiver in writing. No such waiver, unless expressly stated therein, shall be effective as to any transaction which occurs subsequent to the date of such waiver, nor as to any continuance of a breach after such waiver. The Applicant expressly recognizes and acknowledges that, notwithstanding anything to the contrary herein, the Bank does not waive, and in no event shall be deemed to have waived, any applicable common law or statutory rights of setoff or any other right generally available to creditors.

4. Designation Of Subsidiaries And Affiliates As Account Parties. Notwithstanding any other provisions to the contrary set forth herein, a Letter of Credit issued hereunder may contain a statement to the effect that such credit is issued for the account of any subsidiary or affiliate of the Applicant providing that notwithstanding such statement, the Applicant shall be the actual account party for all purposes of this Agreement for such Letter of Credit and such statement shall not affect the Applicants’s reimbursement obligations hereunder with respect to such Credit.

5. Conditions Precedent. This Agreement shall be effective upon the Bank’s receipt of the following in form and substance satisfactory to the Bank:

(a)	this Agreement, duly executed by the Applicant;

(b)	a good standing certificate for the Applicant from the Secretary of State (or similar, applicable governmental authority) of its state of incorporation dated as of a recent date;

(c)	a copy of the articles of incorporation or comparable organizational document of the Applicant, duly certified by the Secretary of State (or similar, applicable governmental authority) of its state of incorporation dated as of a recent date;

(d)	a copy of the by-laws or comparable organizational document of the Applicant, duly certified by the Applicant’s Secretary or Assistant Secretary as in full force and effect;

(e)	a copy of the Applicant’s resolutions certified by the Secretary or Assistant Secretary of the Applicant authorizing the Applicant to execute this Agreement, and evidencing the authority of the officer(s) named therein to sign this Agreement;

(f)	a certificate of incumbency and specimen signatures of the authorized signers of this Agreement; and

(g)	and such other documents as the Bank shall reasonably require.

6. Representations & Warranties. The Applicant hereby represents and warrants to the Bank that:

(a)	it (i) is a corporation duly organized and validly existing under the laws of the jurisdiction of its incorporation, (ii) is duly qualified to transact business and in good standing in all jurisdictions where such qualification is necessary, and (iii) has the legal right and corporate power and authority to execute and deliver this Agreement and all documents, instruments and agreements related thereto and perform the transactions and agreements contemplated thereby;

(b)	no consent or authorization of, approval by, notice to, filing with or other act by or in respect of, any governmental authority or any other person is required in connection with the execution, delivery, performance, validity or enforceability of this Agreement;

(c)	the execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action;

(d)	this Agreement has been duly executed and delivered by the Applicant, and constitutes the legal, valid and binding obligations of the Applicant enforceable in accordance with its respective terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law);

(e)	it is not in default under any material agreement to which it is a party or by which its assets or properties are bound and the execution and delivery of, and its performance under this Agreement does not and will not contravene any requirement of law, nor result in a breach or default under any agreement to which it is a party or by which its assets or properties are bound;

(f)	the recent financial statements, which have previously furnished to the Bank, fairly present the consolidated financial condition of Pacific Drilling S.A. (the “Parent”) and its respective subsidiaries and affiliates, as of their date and the results of operations for the periods ended on such date, and are prepared in accordance with generally accepted accounting principles consistently applied;

(g)	there is no pending or threatened action or proceeding affecting the Applicant before any court, governmental agency or arbitrator, which (if adversely determined) could materially adversely affect the Applicant’s financial condition or operations or result in loss, cost, liability or expense having a material adverse effect on Applicant and there is no governmental investigation or proceeding pending with respect to or affecting the Applicant that could reasonably be expected to have a material adverse effect on Applicant; and

(h)	the Applicant is in compliance with the requirements of all applicable laws, rules, regulations and orders of any governmental authority relating to its business as presently conducted or contemplated, including, without limitation, all licensing and approval requirements, the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended, except for such noncompliance which could not reasonably be expected to result in a material adverse effect.

Each written request for the issuance of a Letter of Credit hereunder shall constitute a representation and warranty by the Applicant that the representations and warranties set forth herein are true and correct on and as of the date of such request or issuance, before and after giving effect thereto as if made on such date.

7. Covenants. The Applicant hereby covenants that while any Letter of Credit is outstanding hereunder, it shall:

(a)	furnish the Bank (i) as soon as available and in any event within 120 days after the close of each of the fiscal year of the Parent, with the Parent’s consolidated and consolidating financial reports audited (in the case of the consolidated reports) by independent certified public accountants in form and substance satisfactory to the Bank as of the end of such period including balance sheets and related profit and loss and surplus statements and statements of cash flows, (ii) as soon as available and in any event within 60 days after the close of each quarter, with the Parent’s unaudited, consolidated financial reports in form and substance satisfactory to the Bank as of the end of such period including balance sheets and related profit and loss and surplus statements and statements of cash flows; and (iii) with such other information respecting the condition or operations, financial or otherwise, of the Parent or any subsidiaries or affiliates as the Bank may from time to time reasonably request;

(b)	preserve its existence as a corporation, maintain its properties in good repair, working order and condition, and conduct its business substantially as it is being conducted now; and

(c)	comply in all material respects with applicable law;

(d)	take all action necessary to insure that its obligations hereunder rank and will continue to rank at least pari passu in respect of priority of payment with its highest ranking indebtedness;

(e)	promptly notify the Bank of any material adverse change in the condition or operations of the Applicant, financial or otherwise; and

(f)	not merge or consolidate with or into, or convey, transfer, lease or otherwise dispose of (whether in one transaction or a series of transactions) all or substantially all of the Applicant’s assets (whether now owned or hereafter acquired) to any person or entity, or permit any of the Applicant’s subsidiaries to do so, except that any of the Applicant’s subsidiaries may merge into or consolidate with another of its subsidiaries and except that any of the Applicant’s subsidiaries may merge into or dispose of assets to it.

8. Agreements and Acknowledgments; Indemnification.

(a)

The Applicant agrees that none of the Bank, its affiliates, subsidiaries, or its correspondents shall be responsible for: (i) failure of any Instrument to bear any reference to any Letter of Credit, or inadequate reference in any Instrument to the relevant Letter of Credit, or failure of documents (other than documents expressly required to be presented under the relevant Letter of Credit) to accompany any Instrument at negotiation, or failure of any person to note the amount of any Instrument on the reverse of the relevant Letter of Credit, or to surrender or to take up any Letter of Credit or to forward documents apart from Instruments as required by the terms of the relevant Letter of Credit, each of which provisions, if contained in any Letter of Credit itself, may be waived by the Bank; or (ii) errors, omissions, interruptions or delays in transmissions, or delivery of any messages, by mail, facsimile, telex, cable, telegraph, wireless or other teletransmission or by oral instructions; (iii) the existence, character, quality, quantity, condition, packing, value or delivery of any property purporting to be represented by documents; (iv) any difference in character, quality, quantity, condition, packing, value or delivery of such property from that expressed in documents, (v) any breach of contract between the Applicant and any beneficiary of a Letter of Credit or any other party or any dispute as to the use which may be made of any Letter of Credit or funds obtained thereunder by any beneficiary of a Letter of Credit or other party; (vi) the validity, sufficiency, or genuineness of any Instrument or other document; and (vii) the time, place, manner or order in which shipment is made.

(b)	The Bank shall not be responsible for any act, error, neglect or default, omission, insolvency or failure in business of its correspondents.

(c)	The occurrence of any one or more of the contingencies or events referred to in the U.C.P. or in the preceding clauses of paragraphs 8(a) and (b) shall not affect, impair, or prevent the vesting of any of the Bank’s rights or powers hereunder or the Applicant’s obligation to make payment.

(d)	The Applicant will promptly examine: (i) each Letter of Credit (and of any amendments thereto) sent to it by the Bank; and (ii) all Instruments and documents delivered to it from time to time. In the event of any claim of noncompliance with the Applicant’s instructions or other irregularity, the Applicant will immediately notify the Bank thereof in writing, the Applicant being conclusively deemed to have waived any such claim against the Bank unless such notice is given as provided herein.

(e)	The Applicant will comply with all governmental exchange regulations now or hereafter applicable to any Letter of Credit or any Instrument or payments related thereto and will pay Bank, on demand, in United States currency, such amount as Bank may be or may have been required to expend on account of such regulations.

(f)	Any action, inaction or omission on the part of the Bank or any of its correspondents under or in connection with any Letter of Credit or the relevant Instruments, documents or property, if in good faith, shall be binding upon the Applicant and shall not place the Bank or any of its correspondents under any liability to the Applicant. The Applicant agrees to hold the Bank, its officers, directors, employees, agents and other representatives, each affiliate and subsidiary of Bank, and the correspondents of any of them indemnified and harmless from and against any and all claims, costs, loss, liability or damage, including reasonable fees of the Bank’s counsel (whether such counsel is employed in-house or retained from outside) howsoever arising from or in connection with any Letter of Credit, including without limitation, any such claim, cost, loss, liability or damage arising out of any transfer, sale, delivery, surrender or endorsement of any document at any time(s) held by the Bank or any of its affiliates or subsidiaries, or held for the account of any of them by any correspondent of any of them, or arising out of any action for injunctive or other judicial or administrative relief and affecting, directly or indirectly, the Bank or such affiliate or subsidiary.

9. Licenses, Insurance. The Applicant will procure promptly any necessary import, export or other licenses for the import, export, or shipping of any and all property shipped under or pursuant to or in connection with any Letter of Credit, and will comply with all foreign and domestic governmental regulations in regard to the shipment of such property or the financing thereof, and will furnish such certificates in that respect as the Bank may at any time(s) require. The Applicant hereby warrants that the importation of any property covered by any Letter of Credit (if any) does not contravene any law or regulation of the United States government or any state. The Applicant will keep all such property adequately covered by insurance in amounts, against risks and with companies satisfactory to the Bank, and, in the event that a reimbursement obligation under this Agreement is secured, will assign the relevant insurance policies to Bank, and will make any loss or adjustment payable under any such policy, if any, payable to the Bank, at its option, and will furnish the Bank, on its demand, with evidence of acceptance by the insurers of any such assignment. The Applicant will furnish the Bank upon request evidence of compliance with the foregoing. Should the insurance on any such property for any reason be unsatisfactory to the Bank, the Bank may, at the Applicant’s expense, obtain insurance satisfactory to the Bank.

10. Obligations Due and Payable. Any and all obligations and liabilities of the Applicant to the Bank, whether now existing or hereafter incurred (including the future obligation to pay hereunder), shall become due and payable forthwith, upon demand by the Bank, without presentment, protest, demand or further notice of any kind, and the Applicant shall pay to the Bank the aggregate amount of all undrawn Letters of Credit then outstanding, which funds shall be held by the Bank as cash collateral for the Applicant’s obligations to the Bank hereunder and then applied by the Bank to reimburse the Bank for all drawings under such Credits.

11. Continuing Rights and Obligations. The Bank’s rights hereunder shall continue unimpaired, and the Applicant shall be and remain obligated in accordance with the terms and provisions hereof, notwithstanding the release and/or substitution of any property which may be held as security hereunder at any time(s), or of any rights or interests therein. No delay, extension of time, renewal, compromise or other indulgence which may occur or be granted by the Bank, shall impair its rights or powers hereunder.

12. Instructions; No Liability. Instructions (whether by oral, telephone, facsimile, electronic or other means) may be honored by the Bank when received from anyone purporting to be authorized to give such instructions for the Applicant, and the Bank shall have no obligation to independently verify the due authorization or accuracy of any such instructions. The Applicant agrees to furnish the Bank with written confirmation of each such instruction signed by the person giving such instruction, or other authorized officer, but the Bank’s responsibility with respect to any instruction shall not be affected by its failure to receive, or the content of, such confirmation. The Bank shall have no responsibility to notify the Applicant of any discrepancies between the Applicant’s instructions and its written confirmation or its non-receipt of any confirmation. The Bank shall be fully protected in, and shall incur no liability to the Applicant for, acting upon any oral, telephone, teleprocess or other instruction which the Bank in good faith shall believe to have been given by any authorized person. The Bank also may, at its option, refuse to act on any oral, telephone, teleprocess or other instruction or any part thereof, without incurring any responsibility for any claim, cost, loss, liability or damage arising out of such refusal.

13. Payments. All payments of any amounts due under or in connection with this Agreement shall be made by the Applicant to the Bank free and clear of, and without deduction or withholding for, any and all present and future taxes, levies, duties or withholdings of any kind or, if any deduction or withholding from any amount payable hereunder or in connection herewith shall be legally required, such amount shall be increased by the Applicant as may be necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to additional amounts payable under this paragraph) the Bank shall receive an amount equal to the amount it would have received had no such deductions or withholdings been required. Nothing contained herein shall obligate the Applicant to pay any taxes imposed on or measured by the net income of the Bank or franchise taxes imposed on or measured by such net income imposed by the jurisdiction of the Bank’s organization, the United States of America, or the State or City of New York or any political subdivision thereof, or any taxing authority therein.

14. Yield Protections. In the event of the introduction of, or any change in, any applicable law, rule, regulation or official directive (whether or not having the force of law), or in the interpretation or application thereof by any governmental authority or central bank after the date hereof which (a) results in an increase in the cost to the Bank of issuing or maintaining, or which reduces the rate of return on capital of the Bank or its holding company as a consequence of its obligations with respect to, Letters of Credit by reason of reserve, capital adequacy or any other requirements, (b) results in a reduction of amounts otherwise receivable by the Bank from the Applicant of principal, interest or other fees and charges hereunder, or (c) results in the imposition of any tax (other than tax on the overall net income of the Bank or franchise taxes imposed on or measured by such net income imposed by the jurisdiction of the Bank’s organization, the United States of America, or the State or City of New York or any political subdivision thereof, or any taxing authority therein), levy, impost, fee, charge, withholding or similar requirements of any kind, the Applicant will pay to the Bank upon demand from time to time an amount equal to such actual increased cost or reduction in amounts receivable and/or amounts sufficient to compensate the Bank for such reduction in the rate of return on capital of the Bank or its holding company.

15. Amendments. No modification or waiver of any of the provisions of this Agreement shall be effective unless made in writing, signed by all parties hereto, and only to the extent specifically set forth therein; nor shall any such waiver be applicable except in the specific instance for which given.

16. Jurisdiction; Venue; Waiver of Jury Trial. The Applicant hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of any New York State or federal court of the United States of America sitting in New York City, whether trial or appellate, in any action or proceeding arising out of, or relating to, this Agreement, or for recognition or enforcement of any judgment in respect thereof, and the Applicant hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such New York State court or, to the extent permitted by law, in such federal court and consents that any such action or proceeding may be brought in such courts and waives to the fullest extent permitted by law any objection or claim that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same. The Applicant hereby agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that any party may otherwise have to bring any action or proceeding relating to this Agreement in the courts of any jurisdiction.

EACH OF THE APPLICANT AND THE BANK HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF, OR RELATING TO, THIS AGREEMENT, ANY LETTER OF CREDIT OR THE ACTIONS OF THE BANK IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT THEREOF.

17. Agent for Service of Process. The Applicant hereby appoints CT Corporation System (“Agent”), with an office on the date hereof at 111 Eighth Avenue, New York, New York 10011, to act as its authorized agent and attorney-in-fact to receive on its behalf and its property service of copies of the summons and complaint and any other process that may be served in any such action or proceeding brought in any court in or of the State of New York. Such service may be made personally by delivering a copy of such process to the Applicant in care of the Agent at the above address, and the Applicant hereby irrevocably authorizes and directs the Agent to accept such service on its behalf and agrees that the failure of the Agent to give any notice of any such service to the Applicant shall not impair or affect the validity of such service or of any judgment rendered in any action or proceeding based thereon. The Applicant agrees that a final judgment in any suit, action, or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

18. No Waiver, Assignment, Severability. In addition to its rights hereunder, the Bank shall have all of the rights, privileges, powers and remedies provided by law. The Bank may delay enforcing its rights without losing them. Any waiver of a right by the Bank shall be in writing and shall not be deemed to be a waiver of any other rights or of the same right at another time. This Agreement may not be assigned by the Applicant without the prior written consent of the Bank. The Bank may assign or sell participations in all or any part of any Letter of Credit or this Agreement to another entity. The Applicant hereby consents to the dissemination of credit information relating to the Applicant in connection with any proposed participations by the Bank of any of the rights and obligations hereunder.

19. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto, their respective heirs, executors, administrators, successors, assigns, licensees, and any successors by merger, consolidation or other reorganization, without limitation.

20. Judgment. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder in U.S. Dollars into another currency, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures the Bank could purchase U.S. Dollars with such other currency in New York City on the Business Day (being any day on which commercial banks are open for domestic and international business (including dealings in foreign exchange) in New York City) preceding that on which final judgment is given. The obligation of the Applicant in respect of any sum due from it to the Bank hereunder shall, notwithstanding any judgment in a currency other than U.S. Dollars, be discharged only to the extent that on the Business Day following receipt by the Bank of any sum adjudged to be so due in such other currency the Bank may in accordance with normal banking procedures purchase U.S. Dollars with such other currency. If the U.S. Dollars so purchased are less than the sum originally due to the Bank in U.S. Dollars, the Applicant agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Bank against such loss; and if the U.S. Dollars so purchased exceed the sum originally due to the Bank in U.S. Dollars, the Bank agrees to remit to the Applicant such excess.

21. U.C.P. The Uniform Customs and Practice for Documentary Credits (1993 revision), International Chamber of Commerce Publication No. 600, or any subsequent revision thereof, shall be binding upon the Applicant and the Bank with respect to the Letter of Credit except to the extent otherwise expressly agreed, if any.

22. USA Patriot Act. The Bank hereby notifies the Borrower that pursuant to the requirements of the USA Patriot Act of 2001 (the “Act”), it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow the Bank to idenify the Borrower in accordance with the Act.

22. Confidentiality. The Bank agrees that all information provided by the Applicant in connection with this Agreement will be kept confidential in accordance with our customary procedures except that the Applicant hereby agree that the Bank may disclose such information without liability to:

(a)	the head office of the Bank, any of its subsidiaries or subsidiaries of its holding company, affiliates, representative and branch offices in any jurisdiction (the “Permitted Parties”);

(b)	the agents and independent contractors of the Permitted Parties who are under a duty of confidentiality to the Permitted Parties who are under a duty of confidentiality to the Permitted Parties;

(c)	any actual or potential participant or sub-participant in relation to any of the Bank’s rights and/or obligations under any agreement between us, or assignee, novatee or transferee (or any agent or adviser of any of the foregoing) who are under a duty of confidentiality to the Permitted Parties;

(d)	any rating agency, insurer or insurance broker of, or direct or indirect provider of credit protection to any Permitted Party who are under a duty of confidentiality to the Permitted Parties; and

(e)	any court or tribunal or regulatory, supervisory, governmental or quasi-governmental authority with jurisdiction over the Permitted Parties.

IN WITNESS WHEREOF, the Bank and the Applicant have executed this Agreement as of the day and year first above written.

PACIFIC INTERNATIONAL DRILLING WEST AFRICA LIMITED, as the Applicant			STANDARD CHARTERED BANK, as the Bank

By:	/s/ Robert F. MacChesney		By:	/s/ Andrew Y. NG
	Name:	Robert F. MacChesney		Name:	Andrew Y. NG
	Title:	Director		Title:	Director

By:	/s/ Rotimi Benjamin Ibidapo		By:	/s/ Jack Insinga
	Name:	Rotimi Benjamin Ibidapo		Name:	Jack Insinga
	Title:	Director		Title:	Director

FORM OF APPLICATION

<DATE>

Standard Chartered Bank

1095 Avenue of the Americas

New York, New York 10036

Attn: [                    ]

Please accept this letter as your authorization to establish a standby letter of credit in favor of <beneficiary> with an initial principal balance of USD <#########>. The following details apply:

Applicant:	<name>
<address>
<address>
<contact>

Beneficiary:	<name>
<address>
<address>
<contact>

Tenor:	<effective date > to <expiration date>

Instructions: Please use the attached wording

This letter constitutes an Application as defined in the Letter of Credit Reimbursement Agreement dated as of December [    ], 2011 (the “Reimbursement Agreement”) by and between PACIFIC INTERNATIONAL DRILLING WEST AFRICA LIMITED and STANDARD CHARTERED BANK.

Thank you for your assistance in this manner.

Sincerely,

[                                 ]

Name:
Title: